Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated April 23, 2015

Registration No. 333-202885

Update and Supplement to Preliminary Prospectus

Dated April 13, 2015

This free writing prospectus relates to the initial public offering of common stock of Apigee Corporation and should be read together with the preliminary prospectus dated April 13, 2015 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1(File No. 333-202885) (the “Registration Statement”) relating to the offering of shares of our common stock contemplated therein. On April 23, 2015, Apigee Corporation filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”), to which this communication is related and which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1324772/000119312515142985/d804501ds1a.htm

References to “Apigee,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus and is set forth in Amendment No. 3:

1.	Disclosures regarding potential purchase of shares in the offering by entities associated with our existing stockholders, including Third Point Partners and Wellington Management Company, LLP

Certain entities associated our existing stockholders, including Third Point Partners, or Third Point, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, and Wellington Management Company, LLP, or Wellington, a holder of more than 5% of our common stock, have indicated an interest in purchasing up to 1.75 million shares of our common stock in this offering, at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, such entities may elect to purchase more shares or fewer shares or not to purchase any shares in this offering. In addition, the underwriters may elect to sell more shares or fewer shares or not to sell any shares in this offering to such entities. The underwriters will receive the same discount from any shares sold to such entities as they will from any other shares sold to the public in this offering.

Amendment No. 3 includes changes in the following sections to take into account the potential purchase of shares in the offering by entities affiliated with our existing stockholders:

•	Cover Page to the Preliminary Prospectus;

•	“Prospectus Summary;”

•	“Risk Factors;”

•	“Dilution;”

•	“Certain Relationships and Related Party Transactions;”

•	“Principal Stockholders;”

•	“Shares Eligible for Future Sale;” and

•	“Underwriters.”

2.	Disclosures related to the potential anti-dilution adjustment relating to our Series H convertible preferred stock

Amendment No. 3 includes changes in the following sections to reflect an updated number of shares giving effect to a potential anti-dilution adjustment relating to our Series H convertible preferred stock described in the section titled “Description of Capital Stock,” assuming an initial public offering price of $17.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the Preliminary Prospectus:

•	“Prospectus Summary;”

•	“Risk Factors;”

•	“Capitalization;”

•	“Dilution;”

•	“Selected Consolidated Financial and Other Data;”

•	“Principal Stockholders;”

•	“Description of Capital Stock;”

•	“Shares Eligible for Future Sale;” and

•	“Index to Consolidated Financial Statements.”

3.	Principal Stockholders Table

The disclosure set forth in the Preliminary Prospectus under the section titled “Principal Stockholders” has been updated to replace the Principal Stockholders table with the following table, which assumes the issuance of an updated number of shares of our common stock giving effect to a potential anti-dilution adjustment relating to our Series H convertible preferred stock, assuming an initial public offering price of $17.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the Preliminary Prospectus:

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%
5% Stockholders:
Entities Affiliated with Bay Partners(1)	4,446,592	18.4	4,446,592	15.2
Entities Affiliated with Norwest Venture Partners(2)	6,274,264	26.0	6,274,264	21.5
Entities Affiliated with Third Point Partners(3)	2,866,551	11.9	2,866,551	9.8
Wellington Management Company, LLP and certain of its investment advisory clients(4)	1,874,649	7.8	1,874,649	6.4

Current Named Executive Officers and Directors:
Chet Kapoor(5)	1,182,515	4.8	1,182,515	4.0
Tim Wan	—	—	—	—
Stephen Rowland(6)	87,029	*	87,029	*
Bob L. Corey(7)	27,817	*	27,817	*
Neal Dempsey(8)	4,446,592	18.4	4,446,592	15.2
Promod Haque(9)	6,274,264	26.0	6,274,264	21.5
William “BJ” Jenkins, Jr.(10)	19,468	*	19,468	*
Edmond Mesrobian(11)	11,843	*	11,843	*
Robert Schwartz(12)	—	—	—	—
All current executive officers and directors as a group (12 persons)(13)	15,130,555	60.4	15,130,555	50.2

*	Represents beneficial ownership of less than one percent (1%).
(1)	Consists of (i) 233,439 shares held of record by Bay Partners X Entrepreneurs Fund, LP (Entrepreneurs Fund); and (ii) 4,213,153 shares held of record by Bay Partners X, LP (Bay Partners X and together with Entrepreneurs Fund, the Bay Entities). Neal Dempsey and Stuart G. Phillips are the co-Managers of Bay Management Company X, LLC, the general partner of each of the Bay Entities. Messrs. Dempsey and Phillips share voting and dispositive power over the shares held by the Bay entities. The address for each of these entities is c/o Neal Dempsey, 2180 Sand Hill Road, Suite 345, Menlo Park, California 94025.
(2)	Consists of (i) 873,561 shares held of record by Norwest Venture Partners VIII, LP (Partners VIII); (ii) 4,976,891 shares held of record by Norwest Venture Partners IX, LP (Partners IX); and (iii) 423,812 shares held of record by Norwest Venture Partners XI, LP (Partners XI and together with Partners VIII, Partners IX, the Norwest Venture Partners Entities), which excludes the 70,883 shares of Series G convertible preferred stock held in escrow pursuant to the acquisition of InsightsOne Systems. NVP Associates, LLC (NVP), is the managing member of the general partners of the Norwest Venture Partners Entities, and shares voting and dispositive power over the shares held by the Norwest Venture Partners Entities. Promod Haque, Jeffrey Crowe and Matthew Howard, as co-chief executive officers of NVP and members of the general partners, may be deemed to share voting and dispositive power with respect to the shares held of record by the Norwest Venture Partners Entities. The address for each of these entities is c/o Promod Haque, 525 University Ave, Ste 800, Palo Alto, California 94301-1922.
(3)	Consists of (i) 1,916,993 shares held of record by Third Point Offshore Master Fund, L.P.; (ii) 370,108 shares held of record by Third Point Partners Qualified, L.P.; (iii) 226,202 shares held of record by Third Point Partners, L.P.; and (iv) 353,248 shares held of record by Third Point Ultra Master Fund L.P. Robert Schwartz, a member of our board of directors, is a Managing Partner of Third Point Ventures (the Sunnyvale, California-based venture capital arm of Third Point LLC), but does not have any voting or dispositive power with respect to the shares held by Third Point Ventures and its affiliated entities. Mr. Schwartz disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Third Point LLC, the investment manager of Third Point Offshore Master Fund, L.P., Third Point Partners Qualified L.P., Third Point Partners L.P. and Third Point Ultra Master Fund L.P., and Daniel S. Loeb, in his capacity as the Chief Executive Officer of Third Point LLC, have voting and dispositive power over shares held by Third Point Offshore Master Fund, L.P., Third Point Partners Qualified L.P., Third Point Partners L.P. and Third Point Ultra Master Fund L.P. The address for each of these persons is c/o Third Point LLC, 390 Park Avenue, New York, 19th Floor, New York 10022.
(4)	Consists of: (i) 85,716 shares held by John Hancock Variable Insurance Trust Small Cap Growth Trust; (ii) 19,507 shares held by Hartford Global Capital Appreciation Fund; (iii) 186,006 shares held by Hartford Growth Opportunities HLS Fund; (iv) 190,094 shares held by Hartford Small Company HLS Fund; (v) 50,581 shares held by The Hartford Capital Appreciation Fund; (vi) 454,126 shares held by The Hartford Growth Opportunities Fund; (vii) 118,679 shares held by The Hartford Small Company Fund; (viii) 11,525 shares held by Northeast Utilities Service Company Master Trust; (ix) 34,913 shares held by Optimum Small-Mid Cap Growth Fund; (x) 114,515 shares held by Quissett Investors (Bermuda) L.P.; (xi) 104,279 shares held by Quissett Partners, L.P.; (xii) 35,543 shares held by John Hancock Funds II Small Cap Growth Fund; (xiii) 20,251 shares held by Alpha Opportunities Trust; (xiv) 38,310 shares held by Alpha Opportunities Fund; (xv) 256,097 shares held by Mid Cap Stock Fund; (xvi) 8,095 shares held by John Hancock Pension Plan; and (xvii) 146,412 shares held by Mid Cap Stock Trust. Wellington Management Company, LLP, or Wellington Management, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as the advisor to these entities. Wellington Management, in such capacity, may be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares held by its client accounts. The address for each of the above referenced entities is c/o Wellington Management Company, LLP, 280 Congress Street, Boston, Massachusetts 02210.
(5)	Consists of (i) 525,390 shares held of record by Chetan Kapoor and Neeta Kapoor, Trustees of the Kapoor Family Trust Agreement dated March 15, 2002; and (ii) 657,125 shares exercisable within 60 days of March 31, 2015, all of which are fully vested as of such date.
(6)	Consists of (i) 52,661 shares held of record by Mr. Rowland; and (ii) 34,368 shares exercisable within 60 days of March 31, 2015, all of which are fully vested as of such date.
(7)	Consists of 27,817 shares exercisable within 60 days of March 31, 2015, all of which are fully vested as of such date.
(8)	Consists of the shares listed in footnote (1) above, which are held by entities affiliated with Bay Partners. Mr. Dempsey is a co-Manager of Bay Management Company X, LLC, the general partner of each of the Bay Entities and a limited partner of such funds, and as such may be deemed to share voting and dispositive power with respect to all shares held by such entities.
(9)	Consists of the shares listed in footnote (2) above, which are held by entities affiliated with Norwest Venture Partners. Mr. Haque is a member of the general partners of the Norwest Venture Partners Entities. Mr. Haque is also an officer of NVP Associates, LLC, the managing member of the Norwest Venture Partners Entities and a limited partner of such funds, and as such may be deemed to share voting and dispositive power with respect to all shares held by such entities.
(10)	Consists of 19,468 shares exercisable within 60 days of March 31, 2015, all of which are fully vested as of such date.
(11)	Consists of 11,843 shares exercisable within 60 days of March 31, 2015, all of which are fully vested as of such date.
(12)	Excludes the shares listed in Note (3) above, the beneficial ownership of which Mr. Schwartz disclaims, except to the extent of his pecuniary interest therein.
(13)	Consists of (i) 15,130,555 shares beneficially owned by our current executive officers and directors; and (ii) 926,282 shares subject to options exercisable within 60 days of March 31, 2015, all of which are fully vested as of such date.

4.	Disclosures related to our stockholders’ approval of the 2015 Equity Incentive Plan and 2015 Employee Stock Purchase Plan and to us having been approved to list our common stock on The NASDAQ Global Select Market

Amendment No. 3 includes changes in the section titled “Executive Compensation” to reflect the fact that our stockholders have approved our 2015 Equity Incentive Plan and 2015 Employee Stock Purchase Plan. In addition, Amendment No. 3 includes disclosure relating to us having been approved to list our common stock on The NASDAQ Global Select Market in the following sections:

•	Cover Page to the Preliminary Prospectus;

•	“Prospectus Summary;”

•	“Risk Factors;”

•	“Management;”

•	“Description of Capital Stock;” and

•	“Underwriting.”

Apigee has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Apigee has filed with the SEC for more complete information about Apigee and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone: 1-866-718-1649, or by email: prospectus@morganstanley.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204; or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone 800-221-1037, or by email newyork.prospectus@credit-suisse.com.